SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated June 10, 2005

BENETTON FINALIZES REVOLVING CREDIT LINE OF 500 MILLION EURO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: June 10, 2005

BENETTON FINALIZES REVOLVING CREDIT LINE OF 500 MILLION EURO

Ponzano, 10th June 2005. Benetton Group has finalized, with a pool of 10 banks, the negotiation of a revolving credit line for an amount of 500 million euro, expiry 2010.

The financing is at floating rate, Euribor index linked, one, three or six months, with a spread of between 27.5 and 60 basis points.

The loan provides for compliance with three financial covenants, to be calculated every six months based on the consolidated financial statements, namely:

  minimum ratio between EBITDA (earnings before interest, taxes, depreciation and amortization) and net financial charges of 4;

  minimum ratio between the net financial position and shareholders' equity of 1;

  maximum ratio between the net financial position and EBITDA of 3.5.

There are also limitations on significant business disposals and on the granting of collateral security for new loans.

The pool of financing banks (all Mandated Leader Arrangers) is composed of: Banca di Roma of Capitalia Group, Banca Intesa, Banca Nazionale del Lavoro, Banco Popolare di Verona e Novara, BNP Paribas, Calyon, Citigroup Global Markets Ltd, HSBC Bank plc, Sanpaolo IMI, Unicredit Banca Mobiliare - UniCredit Banca D'Impresa.

Facility Agent BNP Paribas.

For further information:

Media 0039 0422 519036

www.benettongroup.com/press

Investor Relations 0039 0422 519412

www.benettongroup.com/investors